

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2023

Anqiang Chen
Financial Controller
Tuniu Corporation
Tuniu Building No. 32
Suningdadao, Xuanwu District
Nanjing, Jiangsu Province 210042
The People's Republic of China

Re: Tuniu Corporation
Form 20-F for the Fiscal Year Ended December 31, 2022
Response dated October 26, 2023
File No. 001-36430

Dear Anqiang Chen:

We have reviewed your October 26, 2023 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 29, 2023 letter.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 144

1.   We note your response to prior comment 1. As previously requested, please explain to us in detail how you reasonably concluded that the three employee directors who have a CCP official title of secretary or deputy secretary of the Tuniu Chinese Communist Party Committee are not CCP officials given their official titles, roles and responsibilities. In doing so, please describe in detail the roles and responsibilities corresponding to each official title.

Please contact Jennifer Thompson at 202-551-3737 or Andrew Mew at 202-551-3377 with any other questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Haiping Li